NC

AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7, Tel: 604-685-9316 • Fax: 604-683-1585

March 27, 2002

02028538

United States Securities
& Exchange Commission
Room 3094 (3-6)
450 Fifth Street N.W.
Washington, DC
20549

SUPPL

02 APR 19 AM 11:05

Dear Sirs:

Re: Aguila American Resources Ltd. (formerly Brazilian International Goldfields Ltd.)

Please find enclosed a copy of the Company's quarterly report for the nine months ended January 31, 2002.

Yours very truly,

AGUILA AMERICAN RESOURCES LTD.

Per:

J Rowsell

Jacqueline Rowsell

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

dw 4/19

BCSC
British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Aguila American Resources Ltd. (formerly Brazilian International Golfields Ltd.)	January 31, 2002	02/03/27

ISSUER ADDRESS				
#1305 - 1090 West Georgia Street				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	BC	V6E 3V7	(604) 683-1585	(604) 685-9316

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Nick DeMare	Corporate Secretary	(604) 685-9316

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Al-Nashir Jamal"	Al-Nashir Jamal	02/03/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
"John F. Huguet"	John F. Huguet	02/03/27

AGUILA AMERICAN RESOURCES LTD.

(formerly Brazilian International Goldfields Ltd.)

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

JANUARY 31, 2002

(Unaudited - Prepared by Management)

AGUILA AMERICAN RESOURCES LTD.

INTERIM BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at January 31, 2002 $	As at April 30, 2001 $ (Audited)
ASSETS		
CURRENT ASSETS		
Cash	31	903
Amounts receivable	507	
	538	903
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 3)	266,590	438,755
Due to affiliated company (Note 5(b))	39,336	39,336
Advances (Note 5(c))	21,885	21,107
	327,811	499,198
SHARE SUBSCRIPTIONS (Note 4)	31,000	-
	358,811	499,198
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	16,760,795	16,760,795
DEFICIT	(17,119,068)	(17,259,090)
	(358,273)	(498,295)
	538	903

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

APPROVED BY THE DIRECTORS

"Al-Nashir Jamal", Director

"John Huguet", Director

The accompanying notes are an integral part of these interim financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2002 $	2001 $	2002 $	2001 $
REVENUE				
Interest income	4	163	19	243
EXPENSES				
Administrative and management services	(17,357)	39,967	9,643	142,646
Amortization	-	18,326	-	54,977
Interest and bank charges	1,391	180	2,091	671
Office rent	3,000	1,646	5,400	4,532
Office, telecommunications and miscellaneous	2,636	4,224	7,941	40,765
Professional and consulting fees	7,133	105	18,381	16,532
Regulatory and transfer agent	1,012	3,593	5,666	15,933
Salaries and benefits	-	5,750	-	23,903
Shareholder communications	490	-	1,821	-
Trade show and investment conferences	-	-	472	2,347
Travel and related	(12,530)	4,999	2,399	21,608
	(14,225)	78,790	53,814	323,914
INCOME (LOSS) BEFORE THE FOLLOWING	14,229	(78,627)	(53,795)	(323,671)
WRITE-OFF OF ACCOUNTS PAYABLE (Note 3)	38,746	-	193,817	-
FOREIGN EXCHANGE	-	2,360	-	2,360
WRITE-OFF DEFERRED COSTS	-	(125,878)	-	(125,878)
LOSS ON SALE OF CAPITAL ASSETS	-	-	-	(4,404)
INCOME (LOSS) FOR THE PERIOD	52,975	(202,145)	140,022	(451,593)
DEFICIT - BEGINNING OF PERIOD	(17,172,043)	(13,884,118)	(17,259,090)	(13,634,670)
DEFICIT - END OF PERIOD	(17,119,068)	(14,086,263)	(17,119,068)	(14,086,263)
BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$0.05	$(0.20)	$0.14	$(0.47)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,014,303	1,014,303	1,014,303	965,802

The accompanying notes are an integral part of these interim financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2002 $	2001 $	2002 $	2001 $
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net income (loss) for the period	52,975	(202,145)	140,022	(451,593)
Add items not affecting cash				
Amortization	-	18,326	-	54,977
Write-off of accounts payable	(38,746)	-	(193,817)	-
Write-off of deferred costs	-	125,878	-	125,878
Loss on sale of capital assets	-	-	-	4,404
	14,229	(57,941)	(53,795)	(266,334)
Decrease (increase) in amounts receivable	(389)	18,247	(507)	20,003
Increase (decrease) in accounts payable and accrued liabilities	(25,691)	50,003	22,127	140,195
	(11,851)	10,309	(32,175)	(106,136)
FINANCING ACTIVITIES				
Share subscriptions	10,000	-	30,000	-
Issuance of common shares	-	-	-	194,840
Advances payable	-	-	1,303	-
	10,000	-	31,303	194,840
INVESTING ACTIVITIES				
Additions to mineral properties and deferred exploration costs	-	(2,100)	-	(13,420)
Repayments from affiliated company	-	(12,897)	-	(25,162)
Proceeds from sale of capital assets	-	-	-	596
Deferred costs	-	(1,691)	-	(60,396)
	-	(16,688)	-	(98,382)
DECREASE IN CASH	(1,851)	(6,379)	(872)	(9,678)
CASH - BEGINNING OF PERIOD	1,882	6,856	903	10,155
CASH - END OF PERIOD	31	477	31	477

The accompanying notes are an integral part of these interim financial statements.

AGUILA AMERICAN RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2002
(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of acquiring, exploring and evaluating mineral properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

As at January 31, 2002, the Company has a working capital deficiency of $327,273. These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

3. WRITE-OFF OF ACCOUNTS PAYABLE

During the period ended January 31, 2002, current management of the Company reviewed the accounts payable relating to prior business operations of the Company and its predecessor subsidiaries. Many of the accounts payable have been outstanding for an extended period of time and there have been no correspondence received by the Company from these creditors for payment. Accordingly, management has determined to write off $193,817 from accounts payable.

In the event the Company receives any subsequent correspondence from these creditors and the liability is determined to be valid, the Company will record the amounts to operations in that period.

AGUILA AMERICAN RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2002
(Unaudited - Prepared by Management)

4. SHARE CAPITAL

Authorized - unlimited common shares without par value

	As at January 31, 2002		As at April 30, 2001 *(Audited)*	
	Shares	**$**	**Shares**	**$**
Balance, beginning of period	1,014,303	16,760,795	717,133	16,071,286
Issued during the period				
For cash				
- Private placements	-	-	200,000	400,000
- Exercise of warrants	-	-	32,500	110,500
For finders' fees	-	-	5,000	10,000
For settlement of accounts payable	-	-	59,670	179,009
	-	-	297,170	699,509
Share issue costs	-	-	-	(10,000)
	-	-	297,170	689,509
Balance, end of period	1,014,303	16,760,795	1,014,303	16,760,795

On March 8, 2002, the Company completed a consolidation of its share capital on a 1 new for 20 old basis and changed its name to Aguila American Resources Ltd. The comparative balances have been adjusted accordingly.

The Company has, subsequent to quarter end, announced a private placement of 3,490,000 units to raise $349,000. Subsequent to quarter end the Company received an additional $16,000 on account of this financing.

5. RELATED PARTY TRANSACTIONS

(a) During the nine months ended January 31, 2002, the Company was billed administrative and management fees of $9,643 (2001 - $127,929) by current directors. The Company was also billed $12,302 (2001 - nil) by companies, with officers and directors who are also officers and directors of the Company, for office rent and professional fees. As at January 31, 2002, $47,262 remains outstanding to current directors, officers or related companies on account of the fees, reimbursement of expenses and office rent, $92,205 is due to a company owned by a former director on account of fees, expenses and related. These amounts are both included in accounts payable and accrued liabilities.

AGUILA AMERICAN RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2002
(Unaudited - Prepared by Management)

5. **RELATED PARTY TRANSACTIONS** (continued)

(b) The Company had previously shared office facilities and personnel with Hydromet, a public company, the President of which is the former President and director of the Company. Certain costs were either incurred by the Company and subsequently allocated to Hydromet or incurred by Hydromet and allocated to the Company. The amounts due to Hydromet are non-interest bearing and are due on demand.

(c) As at January 31, 2002, $19,700 of $21,885 advances payable is due to a company, a director of which is an officer of the Company. The advances are non-interest bearing.

AGUILA AMERICAN RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2002

(Unaudited - Prepared by Management)

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended January 31, 2002:

	$
Administrative and management services	9,643
Interest and bank charges	2,091
Office rent	5,400
Office, telecommunications and miscellaneous	7,941
Professional and consulting fees	18,381
Regulatory and transfer agent	5,666
Shareholder communications	1,821
Trade show and investment conferences	472
Travel and related	2,399
	53,814

1.(b) RELATED PARTY TRANSACTIONS

(a) During the nine months ended January 31, 2002, the Company was billed administrative and management fees of $9,643 (2001 - $127,929) by current directors. The Company was also billed $12,302 (2001 - nil) by companies, with officers and directors who are also officers and directors of the Company, for office rent and professional fees. As at January 31, 2002, $47,262 remains outstanding to current directors, officers or related companies on account of the fees, reimbursement of expenses and office rent, $92,205 is due to a company owned by a former director on account of fees, expenses and related. These amounts are both included in accounts payable and accrued liabilities.

(b) The Company had previously shared office facilities and personnel with Hydromet, a public company, the President of which is the former President and director of the Company. Certain costs were either incurred by the Company and subsequently allocated to Hydromet or incurred by Hydromet and allocated to the Company. The amounts due to Hydromet are non-interest bearing and are due on demand.

(c) As at January 31, 2002, $19,700 of $21,885 advances payable is due to a company, a director of which is an officer of the Company. The advances are non-interest bearing.

2.(a) NO SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED JANUARY 31, 2002

2.(b) NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED JANUARY 31, 2002

AGUILA AMERICAN RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE NINE MONTHS ENDED JANUARY 31, 2002
(Unaudited - Prepared by Management)

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JANUARY 31, 2002

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	Without	Unlimited	1,014,303[1]	$16,760,795

(1) *Adjusted for 20 old for 1 new share consolidation completed on March 8, 2002.*

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JANUARY 31, 2002

Security	Number	Exercise Price $	Expiry Date
Options	2,500[1]	5.00[1]	October 22, 2002
Warrants	42,500[1]	4.00[1]	February 10, 2002
Warrants	50,000[1]	2.00[1]	April 15, 2002

(1) *Adjusted for 20 old for 1 new share consolidation completed on March 8, 2002.*

3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2002

As at January 31, 2002, 74[1] shares are held in escrow.

(1) *Adjusted for 20 old for 1 new share consolidation completed on March 8, 2002.*

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2002

Directors:
- Al-Nashir Jamal
- John Huguet
- Shafiq Gulamani

Officers:
- Al Nashir-Jamal - President and CEO
- Nick DeMare - Corporate Secretary

AGUILA AMERICAN RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JANUARY 31, 2002

Capital Restructuring

On March 8, 2002, the Company completed a consolidation of its share capital on a 1 new for 20 old basis and changed its name to Aguila American Resources Ltd.

Operations

During the nine months ended January 31, 2002, the Company reported a loss of $53,795 before the write-off of accounts payable, a decrease of $269,876 from the $323,671 loss in fiscal 2001. General expenses decreased by $270,100, from $323,914 in 2001 to $53,814 in 2002. The decrease reflects the reduction in activities conducted by the Company in 2002. Due to the Company's financial situation, it has relocated to smaller premises with significantly reduced corporate overhead costs for the upcoming year. During the quarter, the fees and expenses billed to the Company by the CEO were reduced. This explains the credit balances in administrative and management services and travel and related expenses for the three months ended January 31, 2002.

Liquidity and Outlook

As at January 31, 2002, the Company had a working capital deficit of $327,273and limited financial resources. The Company is working to raise additional capital but there is no guarantee that the Company will be successful. These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements. Most of the creditors, to date, have been cooperative and have extended the Company time in order to deal with the present financial situation. In addition, negotiations are ongoing to negotiate settlements with the Company creditors. During the quarter the Company successfully negotiated amounts owing to its President. The total payable was reduced to $15,000 from $63,000. Ultimately, the Company will have to raise additional capital in order to discharge its liabilities and pursue other resource opportunities.

The Company is committed to finding attractive mineral exploration prospects which may become attractive to major industry partners to participate in, or to be explored and developed by the Company. The Company will require financing to achieve these objectives. The Company has taken steps to facilitate future financings by completing its capital restructuring.

On March 11, 2002, the Company announced that a non-brokered private placement of 3,490,000 units, at a price of $0.10 per unit, to raise proceeds of $349,000, has been arranged. Each unit comprises a share and a two year share purchase warrant. Each warrant will entitle the holder to purchase an additional share for a period of two years at an exercise price of $0.12. The proceeds from this financing will be utilized for working capital purposes. The placees include directors and officers of the Company.

Investor Relations

The Company did not conduct any investor relations activities during the nine months ended January 31, 2002.